Filed by: Algonquin Power Income Fund
                           Pursuant to Rule 425 under the Securities Act of 1933

                                    Subject Company: Algonquin Power Income Fund
                                      SEC Correspondence File Number: 333-141569


              THE FOLLOWING IS A PRESS RELEASE ISSUED BY ALGONQUIN
                      POWER INCOME FUND ON JUNE 12, 2009.

Algonquin Power Trustees Announce Convertible Debenture Exchange Offer

OAKVILLE, Ontario - June 12, 2009 - The trustees of Algonquin Power Income Fund (the "Fund") (TSX: APF.UN) announced today that they have entered into a unit-share exchange support agreement (the "Agreement") to support an offer which will provide the Fund's unitholders the opportunity to exchange their trust units of the Fund, on a one-for-one basis, for the common shares of a corporation ("Algonquin Power Inc."). Following completion of the unit-share exchange, unitholders will hold common shares in Algonquin Power Inc. which will own 100% of the outstanding trust units of the Fund.

As an element of the transactions contemplated by the Agreement, holders of the Fund's convertible debentures will be provided the opportunity to exchange their debentures for securities of Algonquin Power Inc. (the "CD Exchange Offer") on the following terms:

In respect of the 6.65% convertible debentures maturing on July 31, 2011 ("Series 1"), holders of Series 1 debentures will receive, for each $100 of Series 1 debenture principal, either of the following, at the option of each debenture holder to be exercised at the time of tender of their debentures:

a. 31.152 common shares in Algonquin Power Inc. The closing price of the Fund's trust units on June 11, 2009 was $3.40 per trust unit. A maximum of $40 million of common shares will be available under this option and, if demand for this option exceeds such amount, such shares will be allocated pro-rata amongst tendering debenture holders; or

b. a convertible debenture issued by Algonquin Power Inc. with the following terms:

i.   Principal: $105.00
ii.  Coupon: 7.50%, payable semi-annually (current Series 1 coupon is 6.65%)
iii. Conversion Security and Option Price: $4.08 for Algonquin Power Inc. shares, representing a conversion premium of 20% over the most recent closing price of the Fund's trust units of $3.40. (current Series 1 conversion price is $10.65 for Fund trust units)
iv.  Maturity: November 30, 2014

In respect of the 6.20% convertible debentures maturing on November 30, 2016 ("Series 2"), holders of the Series 2 debentures will receive, for each $100 of Series 2 debenture principal, a convertible debenture issued by Algonquin Power Inc. with the following terms:

i.   Principal: $100.00
ii.  Coupon: 6.35%, payable semi-annually (current Series 2 coupon is 6.20%)
iii. Conversion Security and Option Price: $6.00 for Algonquin Power Inc. shares (current Series 2 conversion price is $11.00 for Fund trust units)
iv.  Maturity: November 30, 2016

In respect of the offers to be made for both the Series 1 and Series 2 debentures, all accrued interest will be paid up to the date of take-up under the offers.

"The exchange of Fund trust units for shares of Algonquin Power Inc. has positive capital market and competitive environment implications for Algonquin Power and the Board of Trustees believes that providing an attractive offer to holders of the Fund's convertible debentures will allow them to participate in Algonquin Power Inc.'s growth prospects." explained Ian Robertson, Executive Director of the Fund. "The terms of the offers to convertible debenture holders were structured to be attractive in the context of current credit market conditions." he continued.

Description of Transactions

The transactions contemplated by the Agreement involve a number of steps:

   1. Pursuant to a plan of arrangement (the "Plan of Arrangement"), the assets and liabilities of Hydrogenics Corporation ("Old Hydrogenics") will be transferred to a newly formed corporation ("New Hydrogenics") and the common shares of Old Hydrogenics will be redeemed for common shares in New Hydrogenics. Following such redemption, the original shareholders of Old Hydrogenics will have no interest in Old Hydrogenics.
   2. Promptly following the completion of the Plan of Arrangement, Old Hydrogenics will be renamed Algonquin Power Inc.
   3. Pursuant to the Agreement, take-over bid offers (the "Exchange Offers") shall be made (a) to holders of Fund trust units to exchange their trust units for common shares of Algonquin Power Inc., on a one-for-one basis and (b) to holders of Fund convertible debentures to exchange their convertible debentures for securities issued by Algonquin Power Inc. as described above, both simultaneously with the completion of the Plan of Arrangement.
   4. Excluding Algonquin Power Inc. shares that may be issued under the CD Exchange Offer, the number of common shares of Algonquin Power Inc. outstanding immediately after the completion of the transactions will be exactly the same as the number of Fund trust units outstanding immediately before the transactions.
   5. Algonquin Power Inc. will have additional tax attributes of approximately $192 million in excess of the existing tax attributes of the Fund. Immediately following closing under the Exchange Offers, Algonquin Power Inc. will pay New Hydrogenics approximately $10 million.

Following completion of the above noted steps, unitholders of the Fund will be shareholders of Algonquin Power Inc. and Algonquin Power Inc. will hold 100% of the currently issued and outstanding trust units in the Fund. The Fund will continue to exist in its current form as a trust owned by Algonquin Power Inc. In the event all of the trust units of the Fund are acquired by Algonquin Power Inc. and less than all of the convertible debentures are acquired by

Algonquin Power Inc., the Fund will remain a reporting issuer until the maturity of the Series 1 and Series 2 convertible debentures.

The completion of the transactions contemplated by the Agreement including the Exchange Offers will be conditional upon, among other things, (a) regulatory and court approval and the approval of the Plan of Arrangement by at least two thirds of the shareholders of Old Hydrogenics who vote on the arrangement, (b) approval by at least two thirds of Fund unitholders who vote on a special resolution respecting the Agreement at the annual and special meeting of unitholders currently scheduled for July 27, 2009 (two-thirds of the votes cast at such meeting being referred to as the "Exchange Threshold") and (c) Fund trust units representing not less than the Exchange Threshold being validly deposited under the Exchange Offers. The completion of the Exchange Offers will not be conditional upon any minimum percentage of the Series 1 or Series 2 debentures being validly tendered. Complete details of the transactions contemplated by the Agreement including additional detail regarding the Exchange Offers will be filed by the Fund on SEDAR (www.sedar.com) under the Fund's profile.

BMO Capital Markets has been retained by the Board of Trustees of the Fund to review the proposed terms of the CD Exchange Offers and provide opinions as to the fairness, from a financial point of view, of the consideration to be offered to holders of the Series 1 and Series 2 convertible debentures.

In addition, the Manager of the Fund has entered into an expense re-imbursement agreement with Old Hydrogenics, which provides for the payment by one party to the other of professional advisory costs and expenses incurred in connection with the proposed transaction, to a maximum amount of $1,000,000 if the transactions contemplated in the Agreement fail to close under certain circumstances.

The mailing of an information circular to the holders of Series 1 and Series 2 convertible debentures regarding a meeting of debentureholders to be held to consider an amendment to the trust indentures governing the Series 1 and Series 2 convertible debentures is expected in June, 2009. The mailing of information regarding the Exchange Offers and related matters is expected in August 2009.

The Fund will hold a conference call on this matter at 10:00 a.m. eastern time on Friday, June 12, 2009, hosted by Executive Directors of the Manager Ian Robertson, Dave Kerr, Chris Jarratt, and Chief Financial Officer David Bronicheski.

Conference call details are as follows:

Date: Friday, June 12, 2009
Start Time: 10:00 a.m. eastern
Phone Number: Toll free within North America: 1-800-731-6941 or local 416-644-3418.
Conference ID#: 21308877
For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 21308877# from June 12,

2009 until June 19, 2009.

About Algonquin Power

Algonquin Power is an open-ended investment trust that owns and has interests in a diverse portfolio of clean, renewable power generation and sustainable infrastructure assets across North America, including 42 renewable energy facilities, 11 thermal energy facilities, and 17 water distribution and waste-water facilities. Algonquin Power was established in 1997 to produce stable earnings through a diversified portfolio of renewable energy assets. Algonquin Power's units and convertible debentures are traded on the Toronto Stock Exchange under the symbols APF.UN, APF.DB & APF.DB.A.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed take-over bid by Hydrogenics Corporation ("Hydrogenics") to the security holders of Algonquin Power Income Fund ("Algonquin"). In connection with the proposed transaction, Hydrogenics will prepare a registration statement on Form F-4, containing a take-over bid circular/prospectus to be filed with the U.S. Securities and Exchange Commission ("SEC"). Each of Algonquin and Hydrogenics will be filing other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE TAKEOVER BID CIRCULAR/PROSPECTUS, REGARDING THE PROPOSED TRANSACTION AND ANY OTHER FILED DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final take-over bid circular/prospectus will be mailed to Algonquin's security holders. Investors and security holders will be able to obtain the registration statement containing the take-over bid circular/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, or from Hydrogenics Corporation, 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8, Canada, Attn: Investor Relations, (905) 361-3660.